New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by Warner Chilcott plc
November 12, 2010

Re:	Warner Chilcott plc Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 000-53772

Jim Rosenberg, Senior Assistant Chief Accountant
Mary Mast, Senior Staff Accountant
Tabatha Akins, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott plc (the “Company”) has received the Staff’s comments contained in a letter to the Company dated October 20, 2010. Set forth below is the Company’s response to the Staff’s comments. For your convenience, the Staff’s comment is set forth in italics before each response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 Business
Research and Development
Product Pipeline, page 11

1.
Staff Comment:  You indicate in your response to comment one that you believe that you have complied with the requirements of S-K and, notwithstanding, you intend to provide, in future filings, a cross reference to the risk factors regarding developing new products.  In order for us to evaluate your disclosure compliance with the securities laws and/or whether your disclosure could be improved, please provide us the following information:

•
Tell us whether or not you believe any products in the pipeline are individually significant to your current or future results of operations, financial position or cash flows.  Provide us an analysis that includes all facts and circumstances you considered and the rationale for your conclusion.

2	FOIA Confidential Treatment Request Pursuant to Rule 83 by Warner Chilcott plc

•
You discuss “certain new” products herein.  Tell us the factors that determine your decision to discuss or not discuss a product.  Provide us a description of products not discussed and why they are not discussed.

•
For each product discussed, tell us the amount of research and development expense incurred for 2009 and for the six months ended June 30, 2010.  For the products not discussed, tell us the aggregate research and development expense incurred for 2009 and for the six months ended June 30, 2010.  Tell us the amount of expense for any product not discussed that comprised more than ten percent of this aggregate.  Further, provide us a breakdown of the difference, if any, between the amount of research and development expense shown in your financial statements for 2009 and for the six months ended June 30, 2010 and the sum of the expense for the products discussed and not discussed in sufficient detail to understand the composition of this difference.

•	Provide us a breakdown of research and development expense for 2009 and for the six months ended June 30, 2010 by therapeutic class and by pre-clinical/clinical stage.
•
Tell us whether you develop estimates of amounts of research and development expense to be incurred in a future period(s) or to complete the product/project whether on an individual product/project basis or in the aggregate.  If so, tell us the nature of the estimates, for what products/projects those estimates are made and for what purposes you use those estimates.

Response: In order to address this comment, we think it would be helpful to answer the Staff’s bulleted questions in the following manner, by first setting out the Company’s responses to the third and fourth bullets, which will provide helpful context to the responses in the first and second bullets, as well as the fifth bullet.

In 2009, the Company’s total investment in research and development (“R&D”) was approximately $76.7 million, which was approximately 5% of its total revenue for that year, as set forth on page F-4 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”).  This includes approximately [***Redacted***] of overhead, which is not allocated by product, as well as approximately $11.5 million of milestone payments and license fees paid to third parties, which are disclosed by product on page 65 of the Form 10-K, and approximately [***Redacted***] of regulatory fees.  The remaining amounts (approximately [***Redacted***]) were spent on the products identified in the chart below, with approximately [***Redacted***] spent on pre-clinical stage products and approximately [***Redacted***] spent on clinical stage products.  The therapeutic class of each product is identified in the chart.

In the first six months of 2010, the Company’s total investment in R&D was approximately $82.4 million, which was approximately 5% of its revenue for that period, as set forth on page 4 of the Company’s Quarterly report on Form 10-Q for the quarter ended June 30, 2010 (the “Form 10-Q”).  This includes approximately [***Redacted***] of overhead and $20.0 million of milestone payments, which are disclosed by product on page 27 of the Form 10-Q, and approximately [***Redacted***] of regulatory fees.  The remaining amounts (approximately [***Redacted***]) were spent on the products identified in the chart below, with approximately [***Redacted***] spent on pre-clinical stage products and approximately [***Redacted***] spent on clinical stage products.

3	FOIA Confidential Treatment Request Pursuant to Rule 83 by Warner Chilcott plc

Product Description		Therapeutic Class	Year Ended 12/31/2009 Total Project Costs	Six Months Ended 6/30/2010 Total Project Costs
R&D Spend on Disclosed Pipeline Products
WC2055	Oral Antibiotic	Dermatology
WC3016	Low Dose Oral Contraceptive (Lo Loestrin FE)	Contraceptive
WC3026	Low Dose Oral Contraceptive	Contraceptive
WC3035	Novel Tetracycline	Dermatology
WC3036	Topical Alprostadil NexMed	Urology
WC3043	Orally-administered Udenafil Product	Urology	[***Redacted***]
WC3048	Intrinsa HSDD	Hormone Therapy
WC3049	Intrinsa CHF	Hormone Therapy
WC3051	Once-a-week Osteoporosis Product (Atelvia)	Osteoporosis
N/A	Other Osteoporosis Products	Osteoporosis
N/A	Ulcerative Colitis: 5-ASA-like Compounds	Gastroenterology
N/A	Nemonoxacin	Treatment of Pathogens
N/A	Azimilide	Treatment of Ventricular Arrhythmias

R&D Spend on Undisclosed Pipeline Products
[***Redacted***]
TOTAL PROJECTS			[***Redacted***]

With respect to the pipeline products set forth in the table above and disclosed in the Form 10-K, currently the Company believes that Lo Loestrin FE (WC 3016) and Atelvia (WC 3051) will be individually significant to its future results of operations.  It has made this determination by analyzing the prospects of each potential product based on a number of complex factors that include: (i) the development stage of the product, (ii) the performance of the product to date in pre-clinical and/or clinical trials, (iii) if not currently approved, the Company’s expectations regarding the potential future regulatory approval of the product, (iv) the commercial viability of the product, including the Company’s assumptions as to whether the product will significantly impact its future financial performance, and (v) the Company’s current business strategy.  This conclusion is consistent with the methodology used by the Company internally for budgeting purposes where, given the inherent uncertainties in each of the above-listed factors, the Company has assumed future revenue for only Atelvia (approved for sale in the U.S. on October 8, 2010) and Lo Loestrin FE (approved for sale in the U.S. on October 21, 2010), each of which is expected to be a commercially viable product.  The Company has accordingly emphasized these products in its public filings and pronouncements to indicate its expectation that they will be significant.

4	FOIA Confidential Treatment Request Pursuant to Rule 83 by Warner Chilcott plc

The Company did not include disclosure on a number of products in which it invested, in aggregate, approximately [***Redacted***] during 2009, which was approximately [***Redacted***] of the portion of the Company’s R&D spend allocated to pipeline products, [***Redacted***] of the Company’s total R&D spend and [***Redacted***] of revenue.  None of such products on its own represented more than [***Redacted***] of the Company’s total R&D spend or the portion of the Company’s R&D allocated to pipeline products.  The Company determined that disclosure of these pipeline products would not be appropriate based on the immateriality of the R&D spend, both on an individual product basis and in the aggregate, and its analysis of a complex set of factors that included (i) the development stage of the product, (ii) the performance of the product in pre-clinical and/or clinical trials, (iii) the Company’s expectations regarding the potential future regulatory approval of the product, (iv) the commercial viability of the product, including the Company’s assumptions as to whether the product was likely to significantly impact its future financial performance, and (v) to a lesser extent, the expected impact of such disclosure on the Company’s competitive position.1  [***Redacted***]

With respect to budgeting, the Company does develop an R&D budget which is used to model its expected future financial performance, but this budget is subject to frequent change based on changes in facts and circumstances.  If, for example, the prospects of a particular product become more promising based on the results of clinical trials, a change in the competitive landscape, or a strategic business transaction, the Company may determine that it is in the best interests of the Company to reallocate additional resources and increase the R&D spend with respect to such product.  Conversely, if the prospects of a particular product become less promising based on the results of clinical trials, an unfavorable change in the competitive landscape or a strategic business transaction, the Company may decide to reduce the budgeted R&D spend on such product.  In addition to Company-based determinations based on changes in facts and circumstances, the R&D budget is subject to change based upon the unpredictability inherent in R&D work itself.  [***Redacted***]  The Company has regularly explained this aspect of its R&D budgeting in its public disclosure.

Item 9A. Controls and Procedures. page 85

2.
Staff Comment: Refer to your response to our comment two.  We acknowledge your statement that the materiality of the transaction is explained in other parts of the filing.  We believe, however, that your disclosure about the percentage of assets for the PGP Business included your consolidated financial statements could be improved.  In this regard, it is not clear from your disclosure the nature of the assets represented by the “approximately 8%,” the nature and amount of assets excluded from the approximately 8% (i.e. the portion represented by “excluding amounts resulting from the purchase price allocation”) and to what extent the assets excluded from the “approximately 8%” were or were not subject to management’s evaluation of internal control over financial reporting.  Please confirm that if a similar fact pattern exists in the future, that you will provide clear disclosure of the materiality

1 As noted in our previous letter to the Staff, Item 101 of Regulation S-K explicitly states that it “is not intended to require disclosure of otherwise nonpublic corporate information the disclosure of which would affect adversely the registrant's competitive position.”

5	FOIA Confidential Treatment Request Pursuant to Rule 83 by Warner Chilcott plc

of the acquired business included and excluded from management’s evaluation of internal control over financial reporting.

Response:  The Company respectfully confirms that if a fact pattern similar to the acquisition of the PGP Business exists in the future, the Company will clearly disclose the materiality of the acquired business included and excluded from management’s evaluation of internal control over financial reporting.

*    *    *

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

Sincerely,

Michael Kaplan

Cc:	Paul Herendeen
Izumi Hara
Ryan Sullivan